15049747

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 13 2015 WASH., D.C. 201

# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66091 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE HINA GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO EMBARCADERO CENTER, SUITE 2310
(No. and Street)

| SAN FRANCISCO | CA | 94111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC CLOW 650-949-4914
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WANG & CHOU ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

| 28 NORTH 1ST STREET #900 | SAN JOSE | CA | 95113 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

page 1 of 2

# OATH OR AFFIRMATION

I, ERIC CLOW, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of Santa Clara

Subscribed and sworn to (~~or affirmed~~) Before me on this 12th day of Febrary 2015, by Eric Clow

~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

(Seal)

Notary Public

[signature] 2/12/15

Signature (Eric Clow)

CFO

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

A. K. NIGAM
Commission # 2008869
Notary Public - California
Santa Clara County
My Comm. Expires Mar 27, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EL

# THE HINA GROUP, INC.
(SEC I.D. No. 8-66091)

# FINANCIAL STATEMENTS AND
# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
# Year Ended December 31, 2014

**Filed pursuant to Rule 17a-5(e)(3) under**
**The Securities Exchange Act of 1934**
**As a PUBLIC DOCUMENT**

**THE HINA GROUP, INC.**
(Wholly Owened Subsidiary of Hina Group Holding)
Contents

**Wang & Chou Accountancy Corp.**
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
The Hina Group, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of The Hina Group, Inc., a California corporation, as of December 31, 2014, and the related statement of income (loss), changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Hina Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Hina Group, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of General and Administrative Expenses, Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of The Hina Group, Inc.'s financial statements. The supplemental information is the responsibility of The Hina Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wang & Chou Accountancy Corp.
San Jose, California
March 4, 2015

**THE HINA GROUP, INC.**
(Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Financial Condition

| At December 31, | | 2014 |
|---|---|---|
| ASSETS | | |
| Current assets | | |
| Cash and cash equivalents | $ | 217,794 |
| Accounts receivable, net of allowance | | 599,254 |
| Prepaid expenses | | 8,097 |
| Prepaid federal tax | | 4,531 |
| Total current assets | | 829,676 |
| Property and equipment, net of depreciation | | - |
| Other assets | | |
| Security deposits | | 22,500 |
| Total other non-current assets | | 22,500 |
| Total assets | $ | 852,176 |

See accompanying notes

# THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Financial Condition

| December 31, | | 2014 |
|---|---|---|
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $ | 56,284 |
| Income Tax payable | | 62 |
| Credit card payable | | 1,100 |
| Deposit liabilities | | 8,472 |
| Payroll and payroll tax payable | | 2,081 |
| Total current liabilities | | 67,999 |
| Long - term liabilities | | |
| Security deposit | | 16,944 |
| Total liabilities | | 84,943 |
| Stockholders' equity | | |
| Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding) | | 150,000 |
| Additional paid in capital | | 168,119 |
| Retained earnings | | 449,114 |
| Total stockholders' equity | | 767,233 |
| Total liabilities and stockholders' equity | $ | 852,176 |

See accompanying notes

**THE HINA GROUP, INC.**
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income (Loss)

| For the year ended December 31, | | 2013 |
|---|---|---|
| Consulting income | $ | 704,175 |
| Sublet rental income | | 101,667 |
| Total revenue | | 805,842 |
| Less: general and administrative expenses <see schedule> | | 741,375 |
| Income (loss) before provision for income taxes | | 64,467 |
| Income tax expenses (benefits) | | 47,493 |
| Net income (loss) | $ | 16,974 |

See accompanying notes

# THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Changes in Stockholders' Equity

| | Number of shares | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance - December 31, 2013 | 150,000 $ | $150,000 $ | 168,119 $ | 432,140 $ | 750,259.00 |
| Net income (loss) | | | | 16,974 | 16,974 |
| Balance - December 31, 2014 | 150,000 $ | 150,000 $ | 168,119 $ | 449,114 $ | 767,233 |

See accompanying notes

**THE HINA GROUP, INC.**
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Cash Flows

| For the years ended December 31, | | 2014 |
|---|---|---|
| Cash flows form operating activities: | | |
| Net income (loss) | $ | 16,974 |
| Adjustments to reconcile net income | | |
| to net cash provided by operating activities | | |
| Depreciation and amortization | | - |
| Change in accounts receivable | | (23,302) |
| Change in prepaid expenses | | 14,237 |
| Change in accrued liabilities | | (1,391) |
| Change in other liabilities | | (5,087) |
| Change in accounts payable | | 56,284 |
| Change in income taxes payable | | 62 |
| Change in deferred taxes asset | | 32,878 |
| Change in payroll liabilities | | 1,873 |
| Total adjustment | | 75,554 |
| Net cash provided (used) by operating activities | | 92,528 |
| Cash flows from investing activities: | | |
| Cash proceeds from sale of property | | - |
| Net cash provided (used) by investing activities | | - |
| Cash flows from financing activities: | | |
| Proceeds from issuance of common stock | | - |
| Net cash provided (used) by financing activities | | - |
| Net change in cash and cash equivalents | | 92,528 |
| Cash and cash equivalents at beginning of year | | 125,266 |
| Cash and cash equivalents at end of year | $ | 217,794 |

Supplemental disclosure of cash flow information

| | | |
|---|---|---|
| Cash paid during the year for: | | |
| Income tax | $ | - |
| Interest | $ | - |

See accompanying notes

# THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2014

## Notes to Financial Statements

NOTE 1 – Summary of Significant Accounting Policies

***The Company*:**

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The Company advises clients regarding M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Islands.

***Accounting Methods***

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

***Cash and Cash Equivalents*:**

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

***Fair Value of Financial Instruments:***

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

***Income Taxes:***

The Company accounts for income taxes under ASC 740. Under ASC 740, deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

***Revenue Recognition:***

Revenue is recognized when service is performed. There are two types of revenue, which are called retainer fees and success fees. Retainer fees are called out in the Company and customer engagement letter as a non-refundable monthly fee for services; these revenues are recognized as invoices are issued. Success fees are dependent upon completion of funding or an acquisition and are not earned if the transaction is not a success as defined in the engagement letter. Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill

its parent for all costs plus an 8% profit margin, where the 8% profit margin is based on a transfer pricing study.

***Property and Equipment:***

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

***Use of Estimates:***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

| At December 31, | | 2014 |
|---|---|---|
| Cash in bank | $ | 217,794 |
| Cash and cash equivalents | $ | 217,794 |

NOTE 3 – Accounts Receivable

| At December 31, | | 2014 |
|---|---|---|
| Accounts receivable | $ | 599,254 |
| Less: Allowance for bad debts | | - |
| Accounts receivable - net | $ | 599,254 |

NOTE 4 - Income Taxes:

The provision for income taxes consists of the following:

| For the year ended December 31, | | 2014 |
|---|---|---|
| *Current* | | |
| Federal | $ | 9,133 |
| State | | 5,482 |
| Total current income tax | $ | 14,615 |

NOTE 5 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

| **Related Parties** | **Relationship** |
|---|---|
| Chen, Hong | Shareholder of Hina Group Holdings |
| Eric Clow | Shareholder of Hina Group Holdings |
| Hina Group Holdings – Cayman Islands | Shareholder of The Hina Group, Inc. |
| Hina Group Beijing | Subsidiary of Hina Group Holdings |
| Hina Group Fund Advisory, LLC | Subsidiary of Hina Group Holdings |

The significant transactions with the aforementioned parties are summarized as follows:

| At December 31, | | 2014 |
|---|---|---|
| Accounts receivable - Hina Group Holdings | $ | 599,254 |
| Accounts payable - Hina Group Fund Advisory, LLC | | 56,284 |

| For the year ended December 31, | | 2014 |
|---|---|---|
| Revenue from Hina Group Holdings | $ | 704,175 |

NOTE 6 – Employee benefit plans

The Company provides a 401(k) profit sharing plan, which is available to employees who have completed one year of service and have attained age of twenty-one. There is no contribution made by the Company for the year ended December 31, 2014.

NOTE 7 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on

a daily basis. At December 31, 2014, the Company had net capital of $132,851 which was $127,188 in excess of its net capital requirements of $5,663.

NOTE 8 – Leases

The Company engages its operating lease agreement with EMBARCADERO CENTER ASSOCIATES, a California general partnership on November 12, 2010 and the term of the lease through December 31, 2015. The security deposit of $22,500 for rent was paid on November 16, 2010. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments, which are subject to escalation, on these leases are as follows:

The total lease payments are estimated as follows:

| Year | Minimum lease payment |
|---|---|
| 2015 | $ 93,192 |

Rent expense incurred on the above leases was $ 95,586 for the year ended December 31, 2014.

In addition, the Company entered a sublease agreement on December 5, 2013 to sublease its premise at Embarcadero Center for the remaining two years of the lease term with base rent of $8,472 per monthly installment. The term of the sublease shall expire on December 31, 2015.

NOTE 10 – Concentration of credit risk

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2014, the Company did not have bank balance in excess of FDIC guarantee.

NOTE 11 – Concentration of revenue

In 2014, Hina Group Holdings accounted for 87.38% the total revenues.

NOTE 12 – Subsequent events

In connection with the preparation of the financial statements and in accordance with ASC topic 855, Subsequent Events, Hina Group Inc. evaluates subsequent events after the financial statement dated 12/31/2014 through March 4, 2015, which was the date the financial statements were available to be issued and determined there were no other items to be disclosed.

Supplementary Information

# THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

| For the year ended December 31, | | 2014 |
|---|---|---|
| Bank charges | | 800 |
| Bad debt | | 68,003 |
| Commissions | | 8,613 |
| Conference | | 395 |
| Consulting services | | 291,284 |
| Depreciation expenses | | - |
| Dues and subscriptions | | 66,720 |
| Health saving account contribution | | 2,250 |
| Insurance | | 5,030 |
| Licenses and permits | | 3,779 |
| Meals and entertainments | | 601 |
| Office expenses | | 7,023 |
| Payroll services | | 250 |
| Payroll tax | | 11,343 |
| Professional fees | | 14,093 |
| Postage and delivery | | 808 |
| Rent | | 95,585 |
| Salaries and wages | | 135,000 |
| Telephone | | 17,190 |
| Travel | | 12,608 |
| Total operating expenses | $ | 741,375 |

See accompanying notes

# THE HINA GROUP, INC.
## (A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

| | 12/31/2014 | |
|---|---|---|
| **Net Capital** | | |
| Total shareholders' equity | $ | 767,233 |
| Add: subordinated borrowings allowable for net capital | | - |
| Total capital and allowable subordinated borrowings | | 767,233 |
| | | |
| Deductions and/or charges | | |
| Nonallowable assets: | | |
| Receivable (related party) | | 599,254 |
| Prepaid expense | | 12,628 |
| Fixed asset | | - |
| Security deposits | | 22,500 |
| | | 634,382 |
| Net capital before haircuts on securities positions | | 132,851 |
| Haircuts: | | - |
| Net capital | $ | 132,851 |
| | | |
| **Aggregate Indebtedness** | | |
| Accounts payable and accrued expenses | $ | 84,943 |
| | | |
| Total aggregate indebtedness | $ | 84,943 |
| | | |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital under rule 15c3-1(a)(1)(i) | | 5,663 |
| Minimum net capital under rule 15c3-1(a)(2)(i) | | 5,000 |
| Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(i)) | | 5,663 |
| **Excess Net Capital** | | 127,851 |
| **Excess Net Capital less greater of 10% indebtednedd or 120% of minimum dollar net capital requirement** | | 124,357 |
| **Ratio: Aggregate Indebtedness to Net Capital** | | 63.94% |

**Reconciliation with Company's Computation**
(Included in Part II of Form X-17A-5 as of December 31, 2014

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the company for the year ended December 31, 2014

**THE HINA GROUP, INC.**
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2013

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule, and the Company met the exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the most recent fiscal year without exception.

**THE HINA GROUP, INC.**
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2013

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule, and the Company met the exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the most recent fiscal year without exception.

# Wang & Chou Accountancy Corp.

28 North First Street, Suite 900
San Jose, CA 95113
Tel: 408-998-1688 Fax: 408-998-1689


## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
The Hina Group, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by The Hina Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Hina Group, Inc.'s management is responsible for The Hina Group, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC – 7 with respective cash disbursement records entries in the check register and detail general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the specified elements, accounts or items referred to above. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matter might have come to our attention that would have been reported to you.

This report relates only to the accounts and items specified above. This report is intended solely for the information and use of the specified users listed above and is not intended to be, and should not be, used by anyone other than those specified parties.

Wang & Chou Accountancy Corp.
San Jose, California

March 4, 2015

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**
(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*********1245******************ALL FOR AADC 940
066091 FINRA DEC
THE HINA GROUP INC
27660 CENTRAL DR
LOS ALTOS HILLS CA 94022-4291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 1760.44

B. Less payment made with SIPC-6 filed (exclude interest) ( 615.76 )
7/11/14
Date Paid

C. Less prior overpayment applied ( ______ )

D. Assessment balance due or (overpayment) 1144.68

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1144.68

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1144.68

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hina Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of January, 2015.

CFO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/04 and ending 12/31/04

| Item No. | | Eliminate cents |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | Q3 | $ 90 082 |
| | Q4 | 367 788 |
| 2b. Additions: | Q1 | 171 553 |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | Q2 | 74 752 |
| | | 704 175 |
| (2) Net loss from principal transactions in securities in trading accounts. | | |
| (3) Net loss from principal transactions in commodities in trading accounts. | | |
| (4) Interest and dividend expense deducted in determining item 2a. | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | |
| (7) Net loss from securities in investment accounts. | | |
| Total additions | | 0 |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | / | |
| (2) Revenues from commodity transactions. | | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | |
| (4) Reimbursements for postage in connection with proxy solicitation. | | |
| (5) Net gain from securities in investment accounts. | | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C). | | |
| | | 0 |
| (Deductions in excess of $100,000 require documentation) | | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ 0 | |
| Enter the greater of line (i) or (ii) | | |
| Total deductions | | 0 |
| 2d. SIPC Net Operating Revenues | | $ 704,175 |
| 2e. General Assessment @ .0025 | | $ 1760.44 |
| | | (to page 1 line 2.A.) |

**Wang & Chou Accountancy Corp.**
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholders of

The Hina Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which The Hina Group, Inc. identified the following provisions of 17 C.F.R. Rule 15c3-3(k) under which The Hina Group, Inc. Claimed an exemption from 17 C.F.R. Rule 240.15c3-3: (2)(ii) (the "exemption provisions") and The Hina Group, Inc. stated that The Hina Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Hina Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Hina Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wang & Chou Accountancy Corp.
San Jose, CA
March 4, 2015

HINA

Securities and Exchange Commission
100 F Street, NE
Washington. D.C. 20549

To whom it may concern:

Hina Group, Inc. claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1, 2014 to December 31, 2014. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Best Regards,

Eric Clow, FINOP
Hina Group, Inc.